SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy-Koch Trading Canada, ULC
40 King Street West
Ste 4400 (SF)
Toronto, Ontario, Canada
M5H 3Y4

This certificate is notice that Entergy-Koch Trading Canada, ULC, an unlimited liability company formed pursuant to the laws of Nova Scotia, Canada ("EKTC"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:
Promissory note issued by EKTC pursuant to the terms of an Inter-Company Credit Agreement (the "Credit Agreement") between Entergy-Koch, LP ("EKLP") and EKTC, which Credit Agreement was entered into effective February 20, 2003.

2.	Issue, renewal or guaranty: Issuance.
3.	Principal amount of each security: Not applicable.
4.	Rate of interest per annum of each security: EKLP's "effective cost of capital," as such term is used in Rule 52(b) under the Act, as determined from time to time by EKLP.
5.

Date of issue, renewal or guaranty of each security:
Subject to the terms of the Credit Agreement, EKTC may request advances from time to time up to the amount available under the Credit Agreement, as determined in EKLP's sole discretion. As of the date of this Certificate, funds in the amount of $6,809,043 have been advanced by EKLP to EKTC.

6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: Each advance shall mature at such time as provided in the Credit Agreement, but in any event not later than February 20, 2008.
8.	Name of the person to whom each security was issued, renewed or guaranteed: EKLP
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: The full principal amount of each advance.
11.	Application of proceeds of each security: To be used by EKTC for general business purposes.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b):
b. the provisions contained in the fourth sentence of Section 6(b):
c. the provisions contained in any rule of the
Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount or par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

ENTERGY-KOCH TRADING CANADA, ULC By: /s/ Dennis Albrecht Dennis Albrecht Executive Vice President and Chief Financial Officer

Date: June 2, 2003